Exhibit 99.1

BioBlast Receives IND Clearance to Commence Clinical Trial for

Cabaletta for the Treatment of OPMD

TEL AVIV, Israel, March 12, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, announced today that the U.S. Food and Drug Administration (FDA) has granted clearance for BioBlast to proceed with an Investigational New Drug Application (IND) for the development of Cabaletta in patients with Oculopharyngeal Muscular Dystrophy (OPMD). The company plans to initiate the Phase 2/3 clinical trial with a center in California as part of its multicenter Phase 2/3 HOPEMD study. The HOPEMD study is currently fully enrolled in the Israeli arm and is enrolling patients in Canada. Enrollment of U.S. patients in California will start in the second quarter of 2015.

"The FDA’s clearance to conduct a Phase 2/3 clinical trial for OPMD is a critical step in advancing our development plan," said Colin Foster, President and CEO of BioBlast Pharma. “OPMD is a severe and debilitating disease for which there is currently no effective treatment options. We believe the Cabaletta platform can be an effective treatment for this devastating disease that would bring hope to the patients and their families.”

OPMD is an inherited myopathy characterized by dysphagia (difficulty in swallowing) and the loss of muscle strength and weakness in multiple parts of the body. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. Dehydration and aspiration pneumonia are often the cause of death. The disease is caused by a genetic mutation responsible for the creation of a mutant unstable protein (PABPN1) that aggregates within patient’s muscle cells.

About Cabaletta

Cabaletta is a chemical chaperone that protects against pathological processes in cells. It has been shown to prevent pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation as well as acting as an autophagy enhancer. Cabaletta has been documented as demonstrating significant efficacy in preclinical animal models of OPMD and other PolyA/PolyQ diseases. BioBlast’s current HOPEMD Phase 2/3 clinical trial is aimed at testing the efficacy of Cabaletta to treat OPMD patients (Clincaltrials.gov identifier: NCT02015481)

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Founded in 2012, the company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic diseases. The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss the opening of a center in California and timing for enrollment for our clinical trials, advancement in our development plan, that Cabaletta platform can be an effective treatment for OPMD that would bring hope to the patients and their families or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's final IPO prospectus dated July 30, 2014 filed with the Securities and Exchange Commission ("SEC") and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC

mrice@lifesciadvisors.com
(646) 597-6979